Ordinary General Meeting of SYLA Technologies Co., Ltd.

Date: March 28, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda		For	Against
Matters to be Reported			
Business Report for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)			
Matters to be Resolved			
Proposal 1:	Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)	☐	☐
Proposal 2:	Appropriation of Surplus	☐	☐
Proposal 3:	Election of Nine (9) Directors		
	Mr. Hiroyuki Sugimoto	☐	☐
	Mr. Yoshiyuki Yuto	☐	☐
	Mr. Takahide Watanabe	☐	☐
	Mr. Takeshi Fuchiwaki	☐	☐
	Mr. Tomoyoshi Uranishi	☐	☐
	Mr. Ferdinand Groenewald	☐	☐
	Mr. Stuart Gibson	☐	☐
	Mr. Yozo Tachibana	☐	☐
	Mr. Keiji Tori	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________ Please Sign Here   ______________ Please Date Above

______________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary General Meeting of SYLA Technologies Co., Ltd. to be held March 28, 2024 For Holders as of December 29, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on March 21, 2024.

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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SYLA Technologies Co., Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on March 21, 2024)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA Technologies Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 29, 2023 at the Ordinary General Meeting of Shareholders of SYLA Technologies Co., Ltd. to be held on March 28, 2024 in Shibuya-ku, Tokyo, Japan.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.**
3. **It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD.
P.O. BOX 8016
CARY, NC 27512-9903